Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010

The following management’s discussion and analysis (“MD&A”), which is dated as of March 29, 2011, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company” or “Banro”) as at and for the financial year ended December 31, 2010 (“fiscal 2010”) in comparison with those as at and for the financial year ended December 31, 2009 (“fiscal 2009”), as well as future prospects of the Company.  This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2010 and fiscal 2009 (the “Annual Financial Statements”).  As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production (including the timing thereof), revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), fluctuations in currency exchange rates, lack of infrastructure, failure to procure or maintain, or delays in procuring or maintaining, permits and approvals, lack of availability at a reasonable cost or at all, of plants, equipment or labour, inflation, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition, exploration and development of gold properties.  The Company’s main exploration and development focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, Twangiza, Namoya, Lugushwa and Kamituga.  As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

In May 2010, the Company completed a financing involving the issuance of 67,100,000 common shares of the Company at a price of Cdn$2.05 per share for aggregate gross proceeds of Cdn$137,555,000.  This financing was conducted through a syndicate of investment dealers co-led by GMP Securities L.P. and CIBC World Markets Inc.

In August 2010, the Company announced the restructuring of its executive management team and that it had fully staffed the mine development team responsible for constructing the Company’s Twangiza Phase 1 oxide gold mine.  The restructuring included the departure of Michael Prinsloo as President, Chief Executive Officer and a director of the Company in September  2010, and the appointment of Banro’s Chairman of the Board, Simon Village, as interim President and Chief Executive Officer of the Company, pending the appointment of Mr. Prinsloo’s successor. Gary Chapman, who joined Banro in July 2010 as Project and Mine Manager, took over responsibility for mine development from Mr. Prinsloo.

In February 2011, the Company closed an underwritten private placement of 17,500,000 special warrants of the Company (the "Special Warrants") at a price of Cdn$3.25 per Special Warrant for aggregate gross proceeds of Cdn$56,875,000.  The financing was conducted through a syndicate of investment dealers led by GMP Securities L.P. and included CIBC World Markets Inc., Cormark Securities Inc. and Raymond James Canada Inc.

Each Special Warrant entitles the holder thereof to receive one common share of the Company. The Special Warrants are exercisable by the holders thereof at any time for no additional consideration, and all unexercised Special Warrants will be deemed to be exercised on March 31, 2011.

Twangiza Property

The Company’s Twangiza property is located approximately 41 kilometres southwest of the town of Bukavu in the South Kivu province of the DRC and consists of six exploitation permits covering an area of 1,156 square kilometres.

Twangiza Exploration

The current exploration at Twangiza commenced in October 2005, and to date a total of 443 diamond drill holes totalling 80,694.97 metres have been completed.  The program has included the extensive geological mapping along the 3.5 kilometre long resource delineation, of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North.

Exploration at Twangiza in 2010 focused on generating new targets outside the Twangiza Main and North deposits.  Field activities included soil, rock chip and channel sampling, pitting and auger drilling, diamond and reverse circulation drilling.  Delineation drilling was undertaken in the Twangiza East and West mineralization trends and the first phase of drilling was carried out at the Ntula prospect.  Target generation programs were carried out at Lukungurhi, Tsondo and the Ntula extension.

An infill drilling program continued at the Twangiza West and Twangiza East mineralized trends near the Twangiza Main deposit.  Forty diamond drill holes totaling 3,854.6 meters were completed on the Twangiza West and East zones to facilitate the resource evaluation of an oxide potential zone delineated by previous drilling programs.

In February 2010, the Company announced results of the first phase of exploration at the newly discovered Ntula prospect, located approximately 27 kilometres west-north-west of the Twangiza Main and Twangiza North deposits.  The initial exploration work at Ntula included geological mapping, soil sampling, and rock chip sampling of artisanal workings and outcrops.  Regional exploration has continued at the Ntula prospect with trenching, surface mapping and sampling.  A diamond drilling program commenced during 2010 and to date eight diamond drill holes have been completed totaling 970 meters and generating 892 core samples.  Results for this program are pending.

Geological mapping and rock-chip sampling was also conducted at the Tshondo prospect, located nine kilometres west of the Twangiza Main deposit, as follow up work of previous encouraging rock results.

The 2011 exploration program at Twangiza will focus on (a) the near mine targets to fully evaluate the Twangiza East and West flanking structures, and (b) regional targets located outside the Twangiza anticline but which have the potential to add substantial resources to the current mineral resource of Twangiza.

The 2011 near deposit exploration is also planned to identify new drill targets within the Twangiza anticlinal structure, while the regional exploration activities will consist of stream sediment sampling, gridding, geological mapping, soil, trench and adit sampling, and auger and diamond drilling.  These activities are planned to be undertaken at the Mufwa, Ntula, Tshondo and Kaziba prospects.  Other targets include the radiometric and southern anomalies and other regional targets yet to be generated from the LIDAR, airborne magnetic and radiometric surveys.

Twangiza Phase 1 Project Development

The Company intends to develop Twangiza in phases, commencing with the construction of a "Phase 1" oxide mining operation.  To that end, the Company completed in September 2009 the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum (“Mtpa”).  The Company began mobilizing earthmoving and other construction equipment at Twangiza in January 2010 in order to facilitate the commencement of construction activities in February 2010.  It is expected that the Twangiza Phase 1 mine will commence gold production in the fourth quarter of 2011.

During fiscal 2010 and up to the date of this MD&A, the following progress has been made in the following key areas with respect to the construction of the Company’s Twangiza Phase 1 mine:

•	Access Roads
Work on bridge upgrades and roads to the Twangiza site commenced in February 2010 and was completed during the second quarter of 2010.  The 31 kilometer section of track connecting Twangiza to the National Road 2 (the “N2”) from Bukavu has been widened and upgraded along its entire length.  Three bridges were replaced with new structures and drains and culverts installed wherever necessary.  The greater part of the road surface, including all steep inclines, has been capped with sheeting material and the road is in good condition and is able to be used throughout the wet season.

The road from the N2 to Twangiza was extended by a further 5 kilometres to provide access to the bottom of the tailings management facility (the “TMF”) for construction purposes.  In addition, a road was established from the plant site to a position above the TMF wall.  A design has been completed that will connect these two sections of road to provide the permanent access to site.  Roads have been established between accommodation and areas of infrastructure.  Haul roads will be designed to connect identified mining areas, based on the latest mining schedules, to the plant and stockpiles.

•	Resettlement
The resettlement process at Twangiza involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009.  The implementation plan involving the physical movement of families from within and around the plant site, commenced early in May 2010 as per schedule and was completed by the end of June 2010, including the payment of agreed compensation.  To date, 122 households have been resettled.  It is expected that a further 158 households will be compensated and resettled for the remainder of 2011.  In addition to the construction of houses, an elementary school and two churches and medical clinic have been completed at the Cinjira resettlement village.  Resettlement is being conducted in a phased manner to suit construction and mining plans and to enable the construction activities to proceed effectively.

•	Processing Plant
The refurbished gold processing plant, which was purchased in Australia, arrived in Mombasa, Kenya in July 2010 and has been transported to site, with all long‐lead items ordered.  Detailed engineering designs have been completed to 80% in all disciplines, and procurement and expediting of goods to site stands at 70% complete.  All bulk earthworks for the plant and accommodation terraces were completed during July 2010.  Concrete work stands at 70% complete and work associated with steelwork, mechanical, electrical and pipe work are approximately 40% complete.

•	Mine Infrastructure
The processing plant was purchased together with a number of prefabricated mobile units that will be used for administration and other mine facilities, including the gold room.  The set up and construction of the administration and plant offices, training centre and medical clinic commenced during fiscal 2010 and some of the facilities were fully completed by the end of 2010.  Reagent warehouses have been established but a general store area will be built on the main plant terrace during 2011.  A number of shipping containers are being converted to provide additional plant facilities and workshops.

•	Accommodation
A camp has been established immediately to the south of the processing plant to provide accommodation during construction of the plant.  This camp is able to accommodate some 184 personnel, comprising 16 duplex units as well as dormitory units.  Additional buildings have been erected to provide a dining area, kitchen, food storage, recreation, laundry facilities and offices.

•	Tailings Management Facility
Design work for the TMF is still in progress; however construction activities have commenced with regards to water diversion and borrow pit access roads.  The TMF is being designed to accept 1.3 Mtpa of solids for the first year and 1.7 Mtpa for the remainder of its 8.5 year life providing the need for a TMF with a storage capacity of 14.3 million tonnes of solids.

The focus for the remainder of 2011 with respect to the Twangiza Phase 1 project will be to maintain the construction schedules and interface sequences of the different projects to support the overall project’s completion by the fourth quarter of 2011.  In addition, as part of the development schedule, activities such as resourcing and training of employees, interaction with the local communities as well as the implementation of management systems will be advanced in order to get the mine operational prior to the commencement of production.

The plant and infrastructure design for the processing plant has recently been made to accommodate a step wise increase in oxide processing from the initial design (1.3 Mtpa) to 1.7Mtpa.  In March 2011, the Company announced results of an economic assessment (the “Twangiza Phase 1 Study”) of the Twangiza Phase 1 project utilizing a 1.7 Mtpa oxide processing plant.  The Phase 1 Study was prepared with input from a number of independent consultants including SRK Consulting (UK) Ltd. (mineral resources), SRK Consulting (SA) (Pty) Ltd (mining and mineral reserves), Metago Environmental Engineers (Pty) Ltd (tailings management facility) and SENET (Pty) Ltd. (South Africa) (processing and infrastructure).  SENET also undertook the economic valuation and technical report compilation for the Twangiza Phase 1 Study.

Results from the Twangiza Phase 1 Study included the following:

•
Project post tax net present value (“NPV”) of $581 million and $743 million based on gold prices of $1,200 and $1,400, respectively, using a 5% discount rate.  The NPV using a 0% discount rate is $692 million and $883 million based on gold prices of $1,200 and $1,400, respectively.

•	Total gold production of 1,004,796 ounces for the first phase oxide life of mine with an average annual production of 119,303 ounces for the first 5 years.

•	Total cash costs of $356 per ounce of gold for the first 5 years and total operating costs of $378 per ounce for the life of the mine.

•	Total project capital expenditure of $220 million (excluding ongoing capital):

•
Phase 1 expansion to 1.7 Mtpa with total capital cost estimated at $220 million (made up as $209 million for 1.3 Mtpa plus infrastructure to support expansion, and $11 million associated with the process plant upgrade to deliver the 1.7 Mtpa upgrade).  The Company has already completed more than 50% of the total capital costs estimates in respect of the construction of the Twangiza Phase 1 gold mine.

•	Sustaining life of mine working capital is estimated at $83 million (which includes capital of $10 million for additional mining fleet, which is spread over the life of the mine).

Full details of the Twangiza Phase 1 Study are included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Namoya Project

The Namoya project consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema Province in the east of the DRC approximately 225 kilometres southwest of the town of Bukavu.

The Company commenced exploration at Namoya in December 2004.  To date, 227 diamond drill holes totalling 36,602.72 metres (and 82 historical underground drill holes) have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit.  Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces for the contemplated heap leach project.

During 2010, the exploration program at Namoya initially focused on target generation activities and in the last quarter on infill definition drilling at Mwendamboko.  The regional target generation activities included soil sampling, trenching, pitting and channel sampling.  In addition, auger drilling and Stitz coring were respectively used to test soil anomalies and sampling of historical tailings.

In January 2011, the Company announced the results of a preliminary assessment of a heap leach project at Namoya (the “Namoya Heap Leach Study”).  The Namoya Heap Leach Study follows on from the preliminary assessment of Namoya completed in 2007 which assumed a CIL (carbon-in-leach) only processing route for the mineral resources.  The Namoya Heap Leach Study, which assumes a heap leach only processing route, was undertaken to assess a lower capital cost alternative to the previous CIL option.

The Namoya Heap Leach Study was prepared with input from a number of independent consultants including, among others, SRK Consulting (UK) Ltd. (mining and environmental), and SENET (Pty) Ltd. (South Africa) (processing and infrastructure).  SENET also undertook the preliminary economic valuation and technical report compilation for the Namoya Heap Leach Study.

Results from the Namoya Heap Leach Study included the following:

•	Average annual production of 124,053 ounces of gold per annum over 7 year mine life.

•	Average total cash operating costs (including royalties) of $359 per ounce with initial two year’s production of 266,500 ounces averaging $304 per ounce.

•	Initial capital costs of $118.2 million and ongoing capital of $15.1 million.

•	Post tax net present value of $270 million based on a 10% discount rate and a gold price of $1,100 per ounce.

•	Post tax IRR of 62.6%, with a one year payback on project capex from the start of production.

•	Project net cash flow after tax and capital spending of $472 million.

Full details of the Namoya Heap Leach Study are contained in the technical report of SENET dated March 3, 2011 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.
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The 2011 exploration program for Namoya will focus on (a) definition drilling on the four principal deposits of Mwendamboko, Kakula, Muviring and Namoya Summit, (b) the drilling of other targets (Kanguarbe, Seketi and Filon B) within the main grid, and (c) target generation programs on the rest of the concession.  These programs are planned to provide increased confidence on the economic viability of the Namoya project, a function which is required to complete the planned feasibility study.

For completion of the feasibility study, the following additional work will have to be undertaken:

•	geotechnical drilling to better assess pit slope stabilities for the proposed open pits;

•
additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimize heap leach plant recoveries and further define the processing plant flowsheet;

•
selection of the preferred plant and other plant infrastructure sites (i.e. heap leach pad area, access roads, haul roads, waste dumps, accommodation village) and undertake initial geotechnical assessment and sterilization programs;

•	further refining access and transportation routes;

•	design infrastructural sites;

•	engineering of hybrid plant design as initiated by SENET; and

•	completion of the environmental and social impact assessment that was suspended in 2008.

Cautionary Statements

The Namoya Heap Leach Study is preliminary in nature.  The Namoya Heap Leach Study includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the conclusions reached in the Namoya Heap Leach Study will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Lugushwa Project

The Lugushwa project consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.

The Company's focus at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources, progressing to the completion of a scoping study.  An increased amount of metallurgical testwork is also planned to further optimise the recoveries of the oxide, transitional and sulphide ore types.

In total, the Company has completed 97 core holes totalling 16,333 metres of drilling at Lugushwa since the commencement of drilling in 2006.  Additional core drilling is required in order to complete a preliminary economic assessment (i.e. a “scoping study”) of the Lugushwa project.

During 2010, exploration at Lugushwa focused on extending the Lugushwa grid and included an extensive auger drilling, trenching, soil, rock chip and stream sediment sampling program which has successfully identified new targets for follow-up drilling.  The ongoing target generation and ground follow-up exercise is planned to be intensified to define new regional and drill targets.

The bulk of the proposed exploration work for 2011 at the Lugushwa project will focus on regional grassroots exploration covering areas outside the current Lugushwa soil grid.  The target generation and planning process will involve the use of historical stream sediment data, interpreted data from airborne geophysics, LIDAR data and regional scale Landsat interpretation.  Additionally, metallurgical testwork is also planned to be undertaken during the second quarter to pave the way for shallow oxide drilling during the third quarter of 2011.

Additional information with respect to the Lugushwa project, including the current mineral resource estimates, is contained in the technical report of Michael B. Skead (who was Vice President, Exploration of the Company at the time the report was prepared) dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Kamituga Project

The Kamituga project consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.

The Company commenced ground exploration activities at Kamituga in February 2011.  The exploration activities being undertaken will consist of reviewing and assessing the historical data, stream sediment sampling, gridding, geological mapping, soil, trench and adit sampling, followed by drilling.  The exploration work will initially focus on: (a) regional targets located outside the old mine workings to identify additional zones of oxide mineralization; and (b) bulk tonnage potential in the vicinity of the Little Mobale open pit, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focus was on high grade quartz veins and stockworks.

Other Exploration Projects

The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

No ground field work was conducted during 2010 in respect of these properties.  Two of the permit areas (located between Kamituga and Lugushwa) were covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out during 2007 as part of the regional program.  During 2008, the Company continued its regional program, and covered a further ten of the permit areas with aeromagnetic and radiometric surveys.  SRK Consulting (UK) Ltd. carried out further interpretation and target generation work in 2009, with ground follow-up planned to commence in the third quarter of 2011.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Exploration and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Selected Annual Information

The Company is in the gold exploration and development business, has not commenced mining operations, and has not generated any operating revenues to date.  The Company expects to generate revenue upon completion of the Twangiza Phase 1 mine by the fourth quarter of 2011.

The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years.

	2010	2009	2008

Net loss	$3,283,852	$4,764,669	$8,470,492
Net loss per share	$0.02	$0.06	$0.19
Mineral properties	$230,915,403	$123,521,370	$105,891,819
Total assets	$337,327,402	$206,061,806	$115,274,121

For fiscal 2010, the Company’s net loss decreased by approximately 31% compared to the net loss reported for fiscal 2009. The Company’s net loss for fiscal 2010 was significantly impacted by the following: (a) increased salary and travel expenses of $3,810,040 and $1,170,969 respectively during fiscal 2010 compared to $2,152,458 and $657,273 respectively during fiscal 2009; (b) a loss of $1,237,344 during fiscal 2009 in relation to the reduction in the value of the Company’s investment in BRC DiamondCore Ltd. (“BRC”, a diamond exploration company in the DRC), and (c) a loss in the amount of $3,286,153 during fiscal 2009 with respect to the Company’s debt settlement with BRC compared to $nil during fiscal 2010.  Total assets and mineral properties of the Company increased significantly as a result of an additional financing completed during fiscal 2010.

For fiscal 2009, the Company’s net loss decreased by approximately 44% compared to the net loss reported for fiscal 2008.  The loss during fiscal 2009 was significantly impacted by the following: (a) a foreign exchange gain of $7,442,365 during fiscal 2009 compared to a foreign exchange loss of $709,115 during fiscal 2008; (b) a loss of $1,237,344 during fiscal 2009 in relation to the reduction in the value of the Company’s investment in BRC, and (c) a loss in the amount of $3,286,153 with respect to the Company’s debt settlement with BRC.  Total assets of the Company increased significantly as a result of additional financings completed.

Results of Operations

The Company’s operations in fiscal 2010 ended with a net loss of $3,283,852, or $0.02 per share, compared to a net loss of $4,764,669, or $0.06 per share, incurred in fiscal 2009.  During fiscal 2010, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2009:

Professional fees

Professional fees, which included mainly legal, audit and accounting fees, increased by 20% or $176,135 from $866,777 in fiscal 2009 to $1,042,912 in fiscal 2010.  Legal fees were incurred in connection with the Company's general corporate activities and compliance with securities regulatory requirements.  During fiscal 2010, the Company incurred additional audit and legal fees associated with increased activities of the Company.

Consulting fees
Consulting fees increased to $743,526 in fiscal 2010 from $278,337 in fiscal 2009 due to increased consulting fees having been incurred in connection with the Company’s strategic planning and other corporate advice.  In addition, an amount of $107,121 included in consulting was in relation to stock-based compensation issued to consultants during fiscal 2010.

Office and sundry
Office and sundry expenses, which did not significantly vary, amounted to $1,016,806 during fiscal 2010 compared to $1,048,148 recorded during fiscal 2009.  Office and sundry expenses includes items such as rent, filing fees, insurance, communication costs as well as government fees and taxes.

Employee stock-based compensation
The fair value of employee stock-based compensation expensed during fiscal 2010 increased to $2,218,131 from $2,004,381 expensed during fiscal 2009, as a result of additional stock option grants during fiscal 2010 as compared to fiscal 2009.

Travel
Travel expenses increased by 78% from $657,273 in fiscal 2009 to $1,170,969 in fiscal 2010 reflecting increased visits to the Company's projects in the DRC and other corporate activities in relation to the financing and construction of Twangiza Phase 1.

Foreign exchange gain (loss)
The Company recorded foreign exchange gains of $7,437,621 during fiscal 2010 compared to foreign exchange gains of $7,442,365 recorded during fiscal 2009, as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income
The Company’s idle cash is invested in US$ and Cdn$ commercial papers and discount notes.  During fiscal 2010, these short term investments generated interest revenue of $544,316 compared to $151,016 generated in fiscal 2009. Although interest rates have remained low in general, the increase in interest revenue was mainly due to an increased average balance of short term investments outstanding during the period as a result of a financing completed by the Company during the second quarter of 2010.

Exploration and Development Expenditures

During the year ended December 31, 2010, the Company incurred exploration and development expenditures of $107,394,033 capitalized as mineral properties in the Company’s consolidated balance sheet.  The allocation of such exploration and development expenditures by project was as follows:

Twangiza	$97,107,353
Namoya	5,401,251
Lugushwa	4,403,717
Kamituga	209,087
Banro Congo Mining SARL	272,625

Total	$107,394,033

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2010 and fiscal 2009.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2010
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net (loss) income	$(1,555,083)	$1,085,133	$(2,105,166)	$(708,736)
Net (loss) income per share	$(0.01)	$0.01	$(0.02)	$(0.01)

	2009
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net (loss) income	$(5,815,537)	$4,548,955	$(2,151,495)	$(1,346,592)
Net (loss) income per share	$(0.05)	$0.04	$(0.03)	$(0.02)

During the fourth quarter of 2010, the Company incurred a net loss of $1,555,083 which, as compared to the net income of $1,085,133 recorded during the third quarter of 2010, was mainly due to the following: (a) decreased foreign exchange gain of $2,051,971 recorded in the fourth quarter of 2010, compared to a foreign exchange gain of $4,297,885 recorded during the third quarter of 2010; and (b) decreased salaries of $1,172,762 incurred during the fourth quarter of 2010 compared to salaries $1,718,718 incurred during the third quarter of 2010.   The Company had net income of $1,085,133 during the third quarter of 2010 compared to a net loss of $2,105,166 in the second quarter of 2010.  The net income for the third quarter of 2010 was significantly impacted by a foreign exchange gain of $4,297,885 (compared to a foreign exchange loss of $151,281 incurred during the second quarter of 2010) and an increase in salaries due to severance payments made during the third quarter of 2010.  The Company’s net loss for the second quarter of 2010 was $2,105,166 compared to a net loss of $708,736 recorded in the first quarter of 2010.  The increase of $1,396,430 was mainly due to a foreign exchange loss of $151,281 incurred in the second quarter of 2010 as compared to a foreign exchange gain of $1,239,046 incurred in the first quarter of 2010. In addition, the Company incurred consulting fees of $185,182 during the second quarter of 2010 compared to $nil in the first quarter of 2010.  The Company’s net loss of $708,736 recorded during the first quarter of 2010 compared to a net loss of $5,815,537 incurred in the previous quarter, was significantly impacted by stock option compensation expense of $645,938 which was offset by a foreign exchange gain of $1,239,046 recorded as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.

During the fourth quarter of 2009, the Company incurred a net loss of $5,815,537 which was mainly due to the following:  (a) a loss in the amount of $3,286,153 with respect to the BRC debt settlement, (b) a loss in the amount of $1,237,344 in relation to reduction in the value of the Company’s investment in BRC, (c) the recording of an equity loss in BRC of $215,154, and (d) a foreign exchange gain of $1,180,851 recorded in the fourth quarter of 2009.  During the third quarter of 2009, the Company recorded net income of $4,548,955 compared to a net loss of $2,151,495 recorded for the second quarter of 2009.  The Company’s results for the third quarter of 2009 were significantly impacted by a foreign exchange gain of $6,548,929 as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.  During the second quarter of 2009, the Company recorded a net loss of $2,151,495 compared to a net loss of $1,346,592 reported for the first quarter of 2009.  The increase in the net loss recorded during the second quarter of 2009 as compared to the first quarter of 2009 was mainly due to increased government fees and taxes, foreign exchange loss and consulting fees.

Liquidity and Capital Resources

As at December 31, 2010, the Company had cash and cash equivalent as well as short term investments of $76,292,368 compared to cash and short term investments of $66,016,003 as at December 31, 2009.  The Company’s liquidity position was significantly improved during the second quarter of 2010 as the Company completed a financing involving the issuance of 67,100,000 common shares of the Company at a price of Cdn$2.05 per share for gross proceeds of Cdn$137,555,000 ($129,050,568).  In February 2011, the Company completed a financing involving the issuance of 17,500,000 special warrants of the Company at a price of Cdn$3.25 per special warrant for aggregate gross proceeds of Cdn$56,875,000.  With the proceeds of this financing in addition to cash and short term investments available as at December 31, 2010, the Company expects to complete the construction of the Twangiza Phase 1 gold mine and commence gold production by the fourth quarter of 2011.

During fiscal 2010, the Company spent $92,368,621 in exploration and development expenditures, which included payments of accounts payables amounting to $10,735,651 (compared to $18,031,968 spent in exploration expenditures during fiscal 2009). In addition, during fiscal 2010 the Company spent $15,259,280 on capital assets (compared to $8,687,455 spent during fiscal 2009) to carry on its projects in the DRC (the 2009 figure includes the cost of purchasing the gold plant; see the disclosure under "Twangiza Phase 1 Project Development" above).  During fiscal 2010, the Company continued the process of constructing the Twangiza Phase 1 gold mine, and continued its exploration activities at Twangiza, Lugushwa and Namoya, which consisted of diamond and auger drilling, gridding, mapping, and soil, stream and rock sampling.

The Company has a proposed operating budget for 2011 of approximately $116,115,838 in the aggregate, allocated as follows:

Twangiza Phase 1	$85,900,196
Twangiza exploration	6,909,747
Namoya project	6,033,346
Lugushwa project	2,542,755
Kamituga project	2,445,558
Banro Congo Mining SARL	770,088
Administration and office support	11,514,148

Total	$116,115,838

The Company currently has sufficient funds to carry out its proposed 2011 operating budget and to continue the construction of the Twangiza Phase 1 mine.  However, if the Company experiences cost overruns and delays in completion schedules, there may be a need to raise additional financing in order to complete the Twangiza Phase 1 mine.  In addition, the Company will require significant additional financing in order to carry out plans to develop its other projects   The Company currently has no operating revenues and is wholly reliant upon external financing to fund its activities.  There is no assurance that such financing will be available on acceptable terms, if at all.

The current overall capital cost estimate for the Twangiza Phase 1 project from inception to first gold pour in the fourth quarter of 2011 is approximately $209 million, including contingencies of approximately $13.5 million.  Up to December 31, 2010, approximately $119 million of Twangiza Phase 1 expenditures had been completed.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

	Payments due by period
Contractual Obligations	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$984,089	$372,084	$445,503	$166,502	$-

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates related to the recoverability of deferred exploration and development expenditures and the assessment of other than temporary declines in investments.

The Company uses EIC-174 “Mining Exploration Costs” as a guide in determining if there is an impairment in mineral properties which could affect the recoverability of the deferred exploration and development expenditures.  Thus far, there has not been an indication for an impairment test to be performed for the year ended December 31, 2010.

In addition, other critical estimates include the assumptions used in the calculation of the fair value of stock-based compensation.  The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted.  This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information.  Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted during fiscal 2010 were estimated, using the Black-Scholes option-pricing model, based on the following factors:

-	risk-free interest rate: 1.54% to 2.10% (2009 – 1.35% to 1.90%) which is based on the Canadian Zero Coupon Bond Rate;

-	expected volatility: 88.86% to 91.29% (2009 – 92.51% to 104.91%) which is based on the Company’s historical stock price;
-	expected life: 3 years (2009 – 2 to 3 years);
-	expected dividends: $Nil (2009 - $Nil).

Future Accounting Standards

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants Accounting Standards Board (“AcSB”) confirmed that Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

IFRS Transition Plan

During fiscal 2009, the Company completed the diagnostic phase of the project and began a comprehensive analysis of Canadian GAAP and IFRS differences as well as an assessment of the impact on operations, data systems and internal controls over financial reporting. During fiscal 2010, the Company completed the detailed assessment phase for all standards that affect the transition.

First-time Adoption

The Company’s adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all effective IFRS standards at the end of its first IFRS reporting period retrospectively.  IFRS 1 contains specific mandatory exceptions and a number of optional exemptions.  The Company has evaluated the application of IFRS 1 and the initial conclusion is that the only IFRS 1 exemption that is applicable to its first IFRS financial statements relates to share based payment transactions, specifically with respect to instalment vesting and forfeitures.

Under IFRS, when a share based payment award vests in instalments over the vesting period (graded vesting), each new instalment must be treated as a separate share option grant and therefore be measured at the fair value at each vesting period.  IFRS 2 Share Based Payments will be applied to the vested and unvested options from the date of transition to IFRS.

Management is required to estimate expected forfeitures of all option grants.  Under Canadian GAAP, management was permitted to record option grants at full value, adjusting for forfeitures as they occurred.  This is no longer an option under IFRS.  For any unvested options, the fair value will be recalculated using IFRS upon adoption.

With respect to the policy regarding the exploration and evaluation of mineral resources, the Company will disclose in its initial IFRS financial statements the split between exploration and development costs which are currently presented together under mineral properties in the balance sheet.

The Company has identified areas noted below as those expected to have the most significant impact on the financial statements.  The differences are based on IFRS standards effective as at the date of this MD&A.  The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects underway.  The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.  Key differences identified as of the date of this MD&A are as follows:

Impairment of Property, Plant and Equipment

Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values.  Under IFRS, IAS 36 Impairment of Assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair values less costs to sell or value in use, is less than carrying amount.  The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount.  The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed.  Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Property, Plant and Equipment

Under Canadian GAAP, costs incurred for property, plant and equipment on initial recognition are allocated to significant components when practicable.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased.  Otherwise, these costs are expensed.  Under IAS 16 Property, Plant and Equipment, costs incurred for property, plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component.  Practicability of allocating to significant components is not considered under IFRS.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when it is probable the future economic benefits will flow to the Company over a period and the costs can be measured reliably.  Upon capitalization, the carrying amount of components replaced, if any, are derecognized.  The Company is still analyzing its property, plant and equipment to determine if an opening IFRS balance sheet adjustment is necessary.

Share Based Payments

The Company has examined IAS 2 Share Based Payments (“IAS 2”) and has determined the following differences compared to Canadian GAAP: 1) Installment vesting periods – Under IAS 2, each new installment must be treated as a separate issue and therefore be measured at the fair value at each vesting period; 2) Forfeitures – Management is required to estimate expected forfeitures of all option grants.  For any unvested options, the fair value will be recalculated using IFRS guidance upon adoption.

Other Accounting Policies

The Company has completed an evaluation and expects no significant changes to the following accounting policies:

•	Financial instruments
•	Foreign currency exchange rates
•	Impairment of assets
•	Property, plant and equipment
•	Investment in associates
•	Provisions, contingent liabilities and contingent assets

The Company continues to evaluate the impact of IFRS adoption on other areas, which may result in significant differences from current Canadian GAAP accounting policies. The International Accounting Standards Board (the “IASB”) has several projects slated for completion in 2011 that may significantly impact the transition to IFRS and the financial statements of the Company. The Company continues to monitor the IASB’s progress on these projects and their impact on the Company’s transition plan to IFRS.

Management expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011 with no significant issues or delay.

Impact on Information Systems and Technology

The adoption of IFRS may have some impact on the Company’s information systems’ requirements. The Company is implementing systems upgrades and modifications to, among other things, ensure an efficient conversion to IFRS. The main drivers for systems changes include:

▪	Additional information required as a result of enhanced note disclosures,
▪	Tracking of IFRS to Canadian GAAP differences during the transition, and
▪	Tracking sufficient level of details within the accounting records to allow management to maintain adherence with IFRS going forward.

The impact and changes to systems are on-going and will be prioritized as part of the project.

Impact on Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The adoption of IFRS may have a significant impact on the Company’s internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) due mainly to changes in financial reporting disclosures requirements. IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In some cases, IFRS also requires different presentation on the balance sheet and income statement. This will be the most significant impact to the Company. Specifically, the increased disclosure requirements will cause the Company to change current processes and implement new financial reporting processes to ensure the appropriate data is collected for disclosure purposes. During fiscal 2010, the Company will assess all entity-level, information technology, disclosure and business process controls which may require updating and testing to reflect changes arising from conversion to IFRS. Where material changes are identified, these changes will be mapped and tested to ensure that no material control deficiencies exist as a result of the Company’s conversion to IFRS. Currently the Company does not anticipate any changes that may materially impact its ICFR and DC&P as a result of the conversion to IFRS.

Financial Instruments

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash and cash equivalent, advances receivable, short-term investments, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  See Note 14 of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalent as well as short-term investments. Cash and cash equivalent as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.  See Note 14 of the Annual Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risks

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As at March, 29, 2011, the Company had outstanding 173,225,125 common shares, warrants to purchase an aggregate of 5,836,813 common shares and stock options to purchase an aggregate of 11,780,031 common shares.  In addition, the Company had outstanding special warrants to purchase 17,500,000 common shares as well as broker warrants to purchase 1,050,000 common shares.

Related Party Transactions

Directors fees of $225,000 (2009 - $120,000, 2008 - $115,000) were paid to non-executive directors of the Company during fiscal 2010.

During the year ended December 31, 2010, legal fees of $657,794 (2009 - $743,712, 2008 - $765,780), incurred in connection with the Company’s financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner (as at December 31, 2010) is an officer of the Company.  At December 31, 2010, $30,504 (2009 - $29,772, 2008 - $87,195) owing to this legal firm was included in accounts payable.

During the year ended December 31, 2010, the Company incurred common expenses of $78,178 (2009 - $25,111) of in the DRC together with a corporation with common directors.  As of December 31, 2010, an amount of $111,296 (December 31, 2009 - $34,118) owing from this corporation was included in due from related parties in the balance sheet.

As at December 31, 2010, an amount of $12,954 (December 31, 2009 - $12,954) was due to BRC with respect to the Company’s share of common expenses in the DRC.  Also see Note 4 of the Annual Financial Statements for additional information.

These transactions are in the normal course of operations and are measured at the exchange amount.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.  In recent years, the DRC has experienced two wars and significant political unrest.  Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs or, if applicable, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.

All of the Company's properties are in the exploration or development stage only.  The Company currently operates at a loss and does not generate any revenue from operations.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if applicable, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration and development stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During fiscal 2010 and fiscal 2009, the Company recorded a foreign exchange gain of $7,437,621 and a foreign exchange gain of $7,442,365, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 29, 2011 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2010, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2010, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. As at December 31, 2010, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2010, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.